SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONOMAWEST HOLDINGS, INC.
(Name of Subject Company (Issuer))

STAPLETON ACQUISITION COMPANY
(Name of Filing Persons (Offeror))

CRAIG R. STAPLETON
DOROTHY W. STAPLETON
WALKER R. STAPLETON
WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST
(Name of Filing Persons (Other Persons))

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

(AMENDMENT NO. 3)

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
______________________________

STAPLETON ACQUISITION COMPANY
CRAIG R. STAPLETON
DOROTHY W. STAPLETON
WALKER R. STAPLETON
WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number of Class of Securities)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-7514

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee+
$6,522,590.70	$757.27

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc. not owned by Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), at a purchase price of $10.05 per Share, net to the seller in cash. On March 30, 2011, 1,251,367 Shares were outstanding, of which 602,353 are collectively owned by the Stapleton Group. Accordingly, this calculation assumes the purchase of 649,014 Shares.

+
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, equals $116.10 per million dollars of transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $757.27
Form or Registration No.:  Schedule TO-T/Schedule 13E-3 (File No. 005-34214)
Filing Parties:  Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust
Date Filed:  April 1, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on April 1, 2011, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on April 15, 2011 and Amendment No. 2 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 2, 2011 (as so amended, the “Schedule TO”), by Stapleton Acquisition Company, a Delaware corporation (“SAC”), Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust. The Schedule TO relates to the offer by SAC to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SonomaWest Holdings, Inc., a Delaware corporation (“SonomaWest”), not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011, as amended (the “Offer to Purchase”), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13 of Schedule TO.

Items 1 through 9, 11 and 13 of the Schedule TO are hereby further amended and supplemented to include the following:

“On May 9, 2011, SAC issued a press release announcing the results of the Offer through the expiration of the subsequent offering period at 5:00 p.m., New York City time, on May 6, 2011. According to the final report of Continental Stock Transfer & Trust Company, the depositary for the Offer, as of the expiration of the subsequent offering period, an aggregate of 472,925 Shares were validly tendered pursuant to the Offer. The Shares tendered in the Offer, together with the Shares already owned by the Stapleton Group, represent approximately 86% of the outstanding Shares. All Shares that were validly tendered during the subsequent offering period have been accepted for purchase and payment at the offer price of $10.05 per share in cash, without interest and less any applicable withholding taxes, and all holders of these Shares will be paid promptly in accordance with the terms of the Offer.

SAC intends to acquire all of the remaining outstanding Shares by means of a merger under Delaware law. Since SAC owns less than 90% of the outstanding Shares, the “short-form” merger provisions of Delaware law will not be available for the merger. Instead, the merger will be subject to the approval of SonomaWest’s board of directors and to the affirmative vote of a majority of SonomaWest’s outstanding Shares. As a result of the purchase of the Shares tendered in the Offer, SAC has sufficient voting power to approve the merger without the affirmative vote of any other SonomaWest stockholder. As a result of the merger, each Share not tendered in the Offer (other than Shares owned by the Stapleton Group, or Shares, if any, held by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same price of $10.05 per share in cash, without interest and less any applicable withholding taxes, that was paid in the Offer. Following the merger, SonomaWest will become a privately-held corporation and the Shares will cease to be traded on the over-the-counter “Pink Sheets.” Information regarding the merger will be mailed to SonomaWest stockholders who did not tender their Shares in the Offer and, following the consummation of the merger, instructions will be mailed to such stockholders outlining the steps to be taken to obtain the merger consideration.”

Item 12 of Schedule TO.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

The following is added as a new exhibit:

Exhibit No.	Description
(a)(1)(ix)	Press Release, dated May 9, 2011, issued by SAC

1

SIGNATURE

After due inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2011	STAPLETON ACQUISITION COMPANY

	By:	/s/ Craig R. Stapleton
	Name:	Craig R. Stapleton
	Title:	President

Date: May 9, 2011	CRAIG R. STAPLETON

/s/ Craig R. Stapleton
	By:	Craig R. Stapleton

Date: May 9, 2011	DOROTHY W. STAPLETON

/s/ Craig R. Stapleton
	By:	Craig R. Stapleton, Attorney-in-Fact

Date: May 9, 2011	WALKER R. STAPLETON

/s/ Craig R. Stapleton
	By:	Craig R. Stapleton, Attorney-in-Fact

Date: May 9, 2011	WENDY S. REYES, TRUSTEE OF SEPARATE PROPERTY TRUST

/s/ Craig R. Stapleton
	By:	Craig R. Stapleton, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated April 1, 2011

(a)(1)(ii)*	Letter of Transmittal (including general instructions for certification of taxpayer identification number on Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)*	Form of Summary Advertisement published in Investor’s Business Daily

(a)(1)(vii)*	Press Release, dated April 1, 2011, issued by SAC

(a)(1)(viii)**	Press Release, dated May 2, 2011, issued by SAC

(a)(1)(ix)	Press Release, dated May 9, 2011, issued by SAC

(b)	None

(c)	None

(d)(1)
Form of Contribution and Subscription Agreement, dated February 18, 2011, by and between Stapleton Acquisition Company and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (incorporated by reference to Exhibit 18 to the Schedule 13D/A filed by SAC with the Securities and Exchange Commission on February 18, 2011)

(d)(2)
Acquisition Support Agreement, dated February 18, 2011, by and among Stapleton Acquisition Company, Leeward Capital, L.P. and Leeward Investments, LLC (incorporated by reference to Exhibit 19 to the Schedule 13D/A filed by SAC with the Securities and Exchange Commission on February 18, 2011)

(d)(3)*	Power of Attorney regarding Schedule TO, dated as of March 23, 2011, granted by the individual members of the Stapleton Group, other than Craig R. Stapleton, in favor of Craig R. Stapleton.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase and incorporated by reference herein)

(g)	None

(h)	None

*	Previously filed with Schedule TO.
**	Previously filed with Amendment No. 2 to Schedule TO.